19006136

Securities and Exchange Commission
Trading and Markets

FEB 28 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 N. Cattlemen Road, Suite 106
(No. and Street)

Sarasota	FL	34232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis J. Dellarco Jr 941-702-8238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit & Compliance, PA
(Name – *if individual, state last, first, middle name*)

4806 West Gandy Boulevard	Tampa	FL	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lewis J. Dellarco Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COLLEEN M HIMMLER
MY COMMISSION # FF955968
EXPIRES February 02, 2020
(407) 398-0153 FloridaNotaryService.com

Signature

Chief Compliance Officer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

Statement of Financial Condition

As of December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of GF Investment Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GF Investment Services, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GF Investment Services, LLC's management. Our responsibility is to express an opinion on GF Investment Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GF Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accell Audit & Compliance, PA

We have served as GF Investment Services, LLC's auditor since 2014.

Tampa, Florida
February 26, 2019

4806 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

GF INVESTMENT SERVICES, LLC
Statement of Financial Condition
As of December 31, 2018

Assets

Cash and cash equivalents	$	242,223
Deposits with clearing agency		109,043
Commissions receivable		113,679
Prepaid expenses		60,885
Equipment, net of accumulated depreciation of $11,781		13,594
	$	539,424

Liabilities and Member Equity

Liabilities:		
Commissions payable	$	85,120
Accounts payable & accrued expenses		124,995
Payable to clearing agency		3,688
Payable to affiliate		53,552
Capital lease obligation		9,602
		276,957
Member equity		262,467
	$	539,424

See report of independent registered public accounting firm and notes to the financial statements.

GF INVESTMENT SERVICES, LLC
Notes to Financial Statements
December 31, 2018

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized in perpetuity as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has a single class of Membership Interest and is wholly owned by Global Financial Private Capital, LLC (GFPC). GFPC is a Registered Investment Advisor (RIA), registered with the SEC. The Member may be subject to capital calls and each Member is required to contribute its pro-rata share of such capital call, based upon its Membership Interest. The Member is not otherwise personally liable, directly or indirectly, for any debt, obligation or other liability of the Company pursuant to the Florida Revised Limited Liability Company Act.

On August 11, 2018, GFPC and its Members entered into a Unit Purchase Agreement (UPA) whereby the Members would transfer 100% of their Membership Interest to AssetMark Financial, Inc (AssetMark). As part of the UPA, GFPC is to restructure the Company in order to change the ownership of the Company from being a wholly owned subsidiary of GFPC to having the membership interest transferred to the ultimate owners, GFPC Holdings, LLC (Holdings) and GF Founders, LLC (Founders). To date, the Company has filed a Continuing Membership Application (CMA) with FINRA to propose the transfer of the Membership Interest so Holdings and Founders can become the new owners of the Company.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 20% to 95%.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. There were no cash equivalents at December 31, 2018.

(c) Commissions Receivable

Commissions receivable represent commissions earned but not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. Company policy is to write off receivables as a charge to the allowance for doubtful accounts, when in its estimation, it is probable that the receivable is uncollectible. No allowance for doubtful receivables was recorded at December 31, 2018, as management believes all receivables to be fully collectible.

(d) Equipment

Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2018 was $3,625.

(e) Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, Income Taxes (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. The Company's tax returns generally are open for examination for the tax year ended December 31, 2015, and all subsequent years.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) Concentrations of Credit Risk and Major Customer Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, clearing deposits, and commissions receivable. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2018, the Company did not exceed any deposit limits. The deposits with clearing firms are maintained at a highly capitalized, national clearing firm that is also regulated by FINRA. The Company believes this concentration of credit risk is mitigated by the overall financial strength of the clearing firm. Commission receivable represent a large number of individually small transactions that are receivable from a number of different insurance and mutual fund companies. The Company believes this diversification in contra-parties effectively reduces the credit risk associated with these receivables.

(3) Deposits with Clearing Agency

As of December 31, 2018, the Company had cash deposits of $109,043 in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) Capital Lease Obligations

The Company entered into a capital lease in September, 2015 for certain office furniture. All of the assets reported under Equipment on the Statement of Financial Condition are pledged as collateral for this capital lease. The lease term is 5 years and has an effective interest rate of 13.6%. Future minimum lease payments under the capital lease at December 31, 2018 are as follows:

Note 4 - Capital Lease Obligations

Years ending December 31,		
2019	$	6,769
2020		3,942
Future minimum lease payments		10,711
Amount representing interest		1,109
Capital lease obligation	$	9,602

(5) Transactions with Affiliated Companies

The Company has expense sharing agreements with GFPC as well as Global Financial Advisory, LLC (GFA), an affiliated company, that under which certain general and administrative costs for the Company are paid by GFA or GFPC and allocated to the Company. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. The Company also shares a facility with GFA and GFPC. Rent and related building expenses are paid by GPFC and allocated to the Company on a basis consistent with the general and administrative expenses. At December 31, 2018, $8,085 of shared expense was due to GFA and $45,467 was due to GFPC. Both amounts are included in Payable to affiliate in the Statement of Financial Condition.

(6) Retirement Plan

The Company participates in a 401(k) plan along with GFA and GFPC which covers all employees of the combined entities. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis that is not in excess of 3% of the employee's compensation, plus 50% of each dollar that exceeds 3%, not to exceed 5% of the employee's compensation. All plan expenses are paid by GFPC and a portion of those expenses are allocated to the Company.

(7) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(8) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material impact on the Company's financial position or results of operations.

(9) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $187,988 which exceeded the net capital requirement by $137,988. The Company's ratio of aggregate indebtedness to net capital was 6.18 to 1 at December 31, 2018.

(10) Subsequent Events

The Company has evaluated events and transactions for the potential recognition or disclosure in the financial statements through February 26, 2019, the date which financial statements were issued.

GF INVESTMENT SERVICES, LLC

Exemption Report
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2018

(With Report of Independent Registered
Public Accounting Firm Thereon)

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GF Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2018, in which (1) GF Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the exemption provision) and (2) GF Investment Services, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida

February 26, 2019

4806 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

GF INVESTMENT SERVICES, LLC
Exemption Report
For the Year Ended December 31, 2018

Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934 (the "Act"), GF Investment Services, LLC (SEC # 8-66659) makes the following representations to the best of its knowledge and belief:

1. GF Investment Services, LLC has claimed exemption for the entire year ended December 31, 2018 from Rule 15c3-3 of the Act in accordance with Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through National Financial Services on a fully disclosed basis.

2. GF Investment Services, LLC represents that it has met the exemption provisions in Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2018 without exception.

I, Jordan Pritchard, swear (or affirm) that, to the best of my knowledge and belief the above representations pertaining to GF Investment Services, LLC as of and for the year ended December 31, 2018, are true and correct.

Jordan Pritchard
Chief Financial Officer

February 26, 2019